Concordia International Corp. Provides Business Update

OAKVILLE, ON, December 19, 2016 - Concordia International Corp. ("Concordia" or the "Company") (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products and orphan drugs, today announced that the Company has paid the first installment of its earn-out to Cinven1 relating to Concordia’s October 2015 acquisition of Amdipharm Mercury Limited. All financial references below are in U.S. dollars unless otherwise noted.

Today’s payment of £72 million was paid with cash on hand generated by the Company’s cash flows. Following today’s payment, the Company has a cash balance of approximately $410 million2. The Company also has up to an additional $200 million available under its undrawn revolving credit facility, subject to compliance with certain debt incurrence covenants if drawn upon.

The Company believes that it has access to sufficient liquidity to meet all of its near term financial obligations, as it continues to focus on developing a new long term strategic plan.

“A few weeks into my new role as CEO, and having met the majority of our employees, key shareholders and debtholders, I am looking forward to working with our senior management team and board of directors to chart a path forward that will help us rebuild value for all stakeholders,” stated Mr. Oberman. “This plan will focus on management’s key priorities for the Company, which include operational excellence, portfolio expansion, financial management and stakeholder outreach. We are working to execute on each of these priorities, and in furtherance of our focus on operational excellence, we have recently implemented the termination of the Company’s phase 3 trial for Photodynamic Therapy with Photofrin® and the elimination of the Company’s contract sales force in the first phase of this plan. We look forward to providing a progress update during our regular year-end reporting, anticipated in March 2017.”

Termination of the Company’s Phase 3 Trial for Photodynamic Therapy with Photofrin®

The Company continues to market Photodynamic Therapy (PDT) with Photofrin® for its FDA-approved indications, which include esophageal cancer, high-grade dysplasia in Barrett’s esophagus and non-small cell lung cancer.

However, after careful consideration, Concordia has decided to terminate enrollment for its phase 3 trial, which is evaluating PDT with Photofrin® as a potential treatment for cholangiocarcinoma, a rare form of cancer. Patients currently enrolled in the phase 3 trial will continue through to completion.

The decision to end the trial does not diminish management’s confidence in PDT with Photofrin®’s potential as a commercial product. Rather, it is reflective of some of the challenges the Company experienced enrolling the trial for a rare disease that affects a relatively small patient population. The Company intends to redirect its resources to other potential PDT with Photofrin® opportunities.

Elimination of Contract Sales Team

As part of the Company’s ongoing evaluation of its business, Concordia has decided to further reduce expenses by terminating its current contract sales team that was promoting Donnatal®. Donnatal® is a commercial therapy prescribed to treat irritable bowel syndrome.

The Company believes it has allocated the appropriate amount of time to assess the impact of its contract sales force on Donnatal® sales and concluded that the results were not in line with expectations.

Management expects Donnatal® to remain an important product for Concordia and intends to evaluate new cost-effective opportunities to market the product, including co-promotion arrangements.

Nasdaq Biotech Index

In addition, the Company announced it will be removed from the Nasdaq Biotech Index (NBI) effective prior to the market open today. On an annual basis, Nasdaq re-ranks the NBI based on market capitalization parameters that Concordia currently does not meet.

About Concordia

Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established, off-patent molecules that make up more than 1,300 SKUs. Concordia also markets orphan drugs through its Orphan Drugs Division, consisting of Photofrin® for the treatment of certain rare forms of cancer.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:

This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to the Company’s cash balances, the availability of the revolving credit facility, the Company having sufficient liquidity to meet all of its near term financial obligations, the development of a new long term strategic plan, rebuilding value for all stakeholders, management’s key priorities and the execution of those priorities, the Company providing progress updates (including in March 2017), continuing to market PDT with Photofrin®, confidence in PDT with Photofrin® as a potential commercial product, the potential of PDT with Photofrin®, the availability of other opportunities for PDT with Photofrin®, Donnatal® remaining an important product for the Company, and the evaluation of new cost-effective opportunities for Donnatal® (including, co-promotion opportunities). Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to the inability to develop a new strategic plan and/or implement the Company’s key priorities, the inability to manage the Company’s cash balances, the inability to access the Company’s revolving credit facility (including, the inability to comply with various covenants included in the Company’s debt agreements), the lack of access to capital to manage the Company’s liquidity (including, without limitation, to meet the Company’s near term financial obligations), the inability to create value for all stakeholders, the inability to commercialize PDT with Photofrin®, Photofrin® not growing in its respective markets or new markets, Donnatal® continuing to face competitive pressures, the inability to enter into cost-effective opportunities for Donnatal®, the inability to grow Donnatal®’s market share, the loss of sales of Donnatal due the inability to find an alternative to the terminated contract sales force, Concordia's securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia's products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia's business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.

1 In this press release 'Cinven' means, depending on the context, any of or collectively, Cinven Group Limited, Cinven Partners LLP, Cinven (LuxCo1) S.A., Cinven Capital Management (V) General Partner Limited and their respective Associates (as defined in the Companies Act 2006) and/or funds managed or advised by the group.

2 Approximate figures. Based on management’s current estimates.

For more information please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com